December 9, 2008

Mail Stop 4561

Mr. Brian Goggin
Chief Executive Officer
The Governor and Company of the Bank of Ireland
Lower Bagot Street
Dublin 2, Ireland

Re: The Governor and Company of the Bank of Ireland
Form 20-F for Fiscal Year Ended March 31, 2008
Filed July 8, 2008
File Number: 001-14452

Dear Mr. Goggin:

    We have reviewed your filing and have the following comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the period ended March 31, 2008

Movement in the Allowance for Loan Losses, page 62

1. We note your disclosure explaining the reasons for the movements in your
    allowance for loan losses which you state is due to the slowing economic
    environment in Ireland and the UK. Also, you state that the softening in the
    residential property sector with consequent loan grade deterioration is leading to a
    reversion towards a more normalized level of impairment losses charge following
    a historically low charge in the previous period. Given these disclosures, please
    revise your future filings to address the following:

    •   We note that your loan portfolio is mostly comprised of loans in Ireland
        (57%) and the UK (42%) as of March 31, 2008. However, the allowance for
        loan losses attributed to Ireland (64 basis points) and the UK (15 basis points)
        as presented on page 65 are significantly different despite similar loan
        compositions. Please explain the reasons for the difference between the
        allocation of the allowance between these two geographic locations (i.e.
        economic factors, regulatory considerations, origination policies, underlying
        collateral, credit review policies, etc.). As a related matter, please also explain
        the reasons for the significant difference in the coverage ratios between these
        two countries as well and any other information you deem necessary to
        provide for a complete understanding.
    •   We note disclosures in your Forms 6-K filed September 17, 2008 and
        November 13, 2008 (which refers to your interim financial statements for
        September 30, 2008) which state that you expect impairment charges to
        significantly increase as compared to prior periods. Please provide expanded
        disclosure more fully discussing the expected reasons for these increases (i.e.
        continued slowing economic environment, etc.) along with any concentrations
        within your loan portfolio (i.e. residential mortgages, construction and
        property mortgages, commercial, etc.) which may require increases to your
        impairment provisions.

    Please provide us with your proposed disclosures to be included in your Form 20-
    F for the period ended March 31, 2009. Given the historically low level of
    impairment provisions coupled with your expectation to revert to a more
    normalized level of impairment, we would expect enhanced disclosures in your
    future filings.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding these comments.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant